     As Filed with the Securities and Exchange Commission on July 15, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            DEVON ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

              OKLAHOMA                                 73-1474008
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                                J. LARRY NICHOLS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            DEVON ENERGY CORPORATION
                         20 NORTH BROADWAY, SUITE 1500
                       OKLAHOMA CITY, OKLAHOMA 73102-8260
                                 (405) 235-3611
  (Address, including zip code, and        (Name, address, including zip code,
  telephone number, including area           and telephone number, including
                code,                       area code, of agent for service)
 of registrant's principal executive
              offices)

                                   COPIES TO:

       Jerry Warren            Gregory F. Pilcher           David Lopez
       McAfee & Taft           Vice President and    Cleary, Gottleib, Steen &
A Professional Corporation       General Counsel             Hamilton
  Two Leadership Square,     Kerr-McGee Corporation      One Liberty Plaza
        10th Floor             123 Robert S. Kerr    New York, New York 10006-
    211 North Robinson               Avenue                    1470
  Oklahoma City, Oklahoma        Oklahoma City,
        73102-7103               Oklahoma 73102

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

 Title of Each Class of                    Proposed Maximum  Proposed Maximum
    Securities to be       Amounts to be    Offering Price       Aggregate         Amount of
       Registered           Registered         Per Share      Offering Price   Registration Fee
-----------------------------------------------------------------------------------------------
Devon Common Stock(1)... 9,954,000 Shares    $36.71875 (2)   $365,498,438 (2)      $101,609
-----------------------------------------------------------------------------------------------

(1) Includes the stock purchase rights associated with the Devon Common Stock.
(2) Estimated pursuant to Rule 457(c) solely for the purposes of computing the registration fee based upon the average of the high and low prices of the Devon Common Stock, as reported on the American Stock Exchange Composite Transactions on July 8, 1999.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. Kerr- + +McGee may not sell these securities until the registration statement filed + +with the SEC is effective. This prospectus is not an offer to sell these + +securities and we are not soliciting an offer to buy these securities in any +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 15, 1999

PROSPECTUS


                                8,655,652 Shares

[Devon Energy Corporation]

                                  Common Stock
                                $0.10 par value

                                   --------

  This prospectus relates to up to 9,954,000 shares of Devon Energy Corporation common stock which may be delivered by Kerr-McGee Corporation, at its option,
on     , 2004 to holders of debt exchangeable for common stock, or DECS, to be issued by Kerr-McGee. This prospectus accompanies a prospectus and a prospectus supplement of Kerr-McGee relating to the sale of the Kerr-McGee DECS. We sometimes call these DECS exchangeable notes. The Kerr-McGee prospectus and prospectus supplement are not a part of this prospectus.

  Devon will not receive any of the proceeds from the sale of the exchangeable notes or the delivery of common stock to which this prospectus relates and will have no obligation with respect to the exchangeable notes.

  Our common stock is listed on the American Stock Exchange under the symbol "DVN." On July 14, 1999, the last reported sale price of the common stock on the American Stock Exchange was $38.1875 per share.

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                   --------

  Kerr-McGee has granted to the underwriters of the exchangeable notes a 30-day option to purchase additional exchangeable notes, which may, at Kerr-McGee's option, be exchanged at their maturity for up to an additional 1,298,348 shares of Devon common stock. Kerr-McGee has granted this option solely to cover over-allotments, if any.


July   , 1999

                      (This page intentionally left blank)

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................  12
  Risks Relating to the Oil and Gas Industry...............................  12
  Risks Relating to an Investment in Devon.................................  13
  Risks Relating to the Proposed Merger of Devon and PennzEnergy...........  14
Use of Proceeds............................................................  17
New Devon After the Merger of Devon and PennzEnergy........................  17
Capitalization.............................................................  18
Market Price Data..........................................................  19
Unaudited Pro Forma Financial Information..................................  20
Notes to Unaudited Pro Forma Financial Information.........................  24
Properties of New Devon After the Merger...................................  29
Directors and Executive Officers of New Devon After the Merger.............  32
Selling Stockholder........................................................  34
Plan of Distribution.......................................................  34
Legal Matters..............................................................  36
Experts....................................................................  36
Where You Can Find More Information........................................  37
Cautionary Statement Concerning Forward-Looking Statements.................  38
Commonly Used Oil and Gas Terms............................................  39

                             ABOUT THIS PROSPECTUS

   This prospectus provides you with a general description of our common stock. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information" on page 37.

   In this prospectus, the terms "Devon," "we," "us" and "our" mean Devon Energy Corporation, an Oklahoma corporation, and its consolidated subsidiaries.

   Unless otherwise indicated, all dollar amounts in this prospectus are expressed in U.S. dollars.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should read the summary together with the more detailed information in the rest of this prospectus and the documents to which we have referred you. See "Where You Can Find More Information" on page 37.

Devon

   We are an independent energy company engaged primarily in oil and gas exploration, development and production, and in the acquisition of producing properties. Our oil and gas properties are concentrated in six operating areas in the United States and Canada. We are one of the top 15 public independent oil and gas companies in both the United States and Canada, as measured by oil and gas reserves. Our United States operations are primarily conducted in the Permian Basin, the San Juan Basin, the Rocky Mountains and the Mid-continent. Our Canadian operations are primarily conducted in the province of Alberta. At December 31, 1998, our estimated proved reserves were 299.4 million barrels of oil equivalent, of which 67% were natural gas reserves and 33% were oil reserves.

Strategy

   Our primary objectives are to build reserves, production, cash flow and earnings per share by acquiring oil and gas properties, exploring for new oil and gas reserves and seeking optimal production from existing oil and gas properties. Our management seeks to achieve these objectives by:

  .keeping debt levels reasonable,

  .concentrating our properties in core areas to achieve economies of scale,

  .acquiring and developing high profit margin properties,

  .continually disposing of marginal and non-strategic properties, and

  .balancing reserves and production between oil and gas.

   Through our predecessors, we began operations in 1971 as a privately held company. During 1988, we expanded our capital base by issuing common stock to the public for the first time. This transaction began a substantial expansion program that has continued through the years. We have used a two-pronged strategy of acquiring producing properties and engaging in drilling activities to achieve this expansion. Approximately two-thirds of our total capital spent during this period was for property acquisitions and one-third was for drilling. Total proved reserves increased from 8.1 million barrels of oil equivalent at the end of 1987 to 299.4 million barrels of oil equivalent at the end of 1998.

   Our objective is to increase value per share, in addition to increasing total assets. Reserves have grown from 1.31 barrels of oil equivalent per diluted share at the end of 1987 to 5.61 barrels of oil equivalent per diluted share at the end of 1998. At the same time, our net debt, or long-term debt less working capital, has remained relatively low. At the end of 1998, our net debt was $1.25 per barrel of oil equivalent.

Our completed merger with Northstar

   On December 10, 1998, we completed a merger with Canadian-based Northstar Energy Corporation. The merger was accounted for under the "pooling of interests" method of accounting and Northstar became our wholly-owned subsidiary. Northstar's properties are located primarily in the Western Canada Sedimentary Basin in Alberta. Through the merger, we expanded our reserves by approximately 115 million barrels of oil equivalent, or 62%, and nearly tripled our undeveloped leasehold inventory. In addition, we retained the experienced Northstar management team to continue to direct our Canadian operations.

   Our merger with Northstar has placed us in a unique position to take advantage of growth opportunities both in the United States and in Canada. Our properties are relatively balanced, with 52% of our proved reserves in the United States and 48% in Canada. This balance gives us considerable exposure to growing North American natural gas markets, while allowing us to retain substantial oil reserves, particularly in the Permian Basin of the United States. In addition, we own a large inventory of acreage and have the financial flexibility to pursue the opportunities for drilling on this acreage.

   As part of the merger consideration, we issued, through Northstar, 16.1 million exchangeable shares. The exchangeable shares are exchangeable at any time, on a one-for-one basis, for shares of our common stock. Although the exchangeable shares are essentially equivalent to our common stock, because they were issued by Northstar, they qualify as a domestic Canadian investment for Canadian institutional stockholders. The exchangeable shares trade on The Toronto Stock Exchange under the symbol "NSX." Our common stock trades on the American Stock Exchange under the symbol "DVN."

Our proposed merger with PennzEnergy

   On May 19, 1999, we entered into an agreement to merge with PennzEnergy Company. PennzEnergy is an independent oil and gas company engaged in the acquisition, exploration, exploitation and development of prospective and proved oil and gas properties and the production and sale of crude oil, condensate, natural gas and natural gas liquids. We believe that the merged company, which we refer to in this prospectus as New Devon, will rank solidly in the top ten of all U.S.-based independent oil and gas producers in terms of market capitalization, total proved reserves and annual production. We believe that New Devon will create substantially more stockholder value than could be achieved by either Devon or PennzEnergy individually.

   The PennzEnergy merger is subject to customary conditions contained in the merger agreement, many of which are not within our control. Closing conditions include (a) obtaining the approval of stockholders of both Devon and PennzEnergy, (b) the absence of any law or court order prohibiting the merger,
(c) the expiration of applicable regulatory waiting periods, (d) the approval for listing of the New Devon shares on either the New York Stock Exchange or the American Stock Exchange, (e) the continued accuracy of each company's representations and warranties, and (f) the receipt of legal opinions as to the tax-free qualification of the merger. In addition, either Devon or PennzEnergy may terminate the merger if it does not close prior to December 31, 1999, and under other circumstances. Although we believe that the conditions to closing will be satisfied on or before the scheduled closing date of August 18, 1999, we cannot assure you that the merger will be completed. If the merger is completed, Devon stockholders will receive one share of New Devon common stock for each share of Devon common stock that they own. PennzEnergy stockholders will receive 0.4475 shares of New Devon common stock for each share of PennzEnergy common stock that they own. Holders of the Kerr-McGee exchangeable notes that are exchanged for common stock after the merger will receive shares of New Devon common stock rather than shares of Devon common stock that they would have received prior to the merger.

   Devon has filed a proxy statement with the SEC that describes the merger and risks related to it. The "Risk Factors" section of this prospectus, beginning on page 12, discusses potential risks associated with the proposed merger. You should consider these potential risks before you decide to invest in the common stock offered by this prospectus. The prospectus incorporates by reference the information contained in the merger proxy statement. To request a copy of the merger proxy statement, see "Where You Can Find More Information" on page 37 of this prospectus. This document does not constitute a solicitation of proxies for Devon's stockholder meeting relating to the merger. We are soliciting proxies for the meeting only through the merger proxy statement.

   If the closing of the PennzEnergy merger does not occur, the financial condition and business of Devon will be different than if the merger is completed. This prospectus contains information relating to New Devon that assumes that merger will be completed. If the merger is not completed, the receipt of shares of common stock of Devon upon exchange of the exchangeable notes will be an investment solely in Devon, without regard to PennzEnergy, and, therefore, you should review carefully the information relating to Devon as a stand-alone company that is contained in the documents we incorporate by reference under the caption "Where You Can Find More Information" on page 37 of this prospectus.

Our proposed public offering of common stock

   New Devon plans to raise between $300 and $500 million through a public offering of newly issued shares of New Devon common stock shortly after the merger with PennzEnergy is completed. However, depending upon market conditions and other factors, Devon may make the offering prior to the merger. If the offering is made prior to the merger, Devon plans to raise between $300 and $350 million. It is also possible that Devon or New Devon may offer equity securities other than common stock. Neither Devon nor New Devon can provide assurances that they will successfully complete a public offering. The public offering is not a condition to the merger. If Devon completes the public offering before the merger, then each newly issued Devon share would be converted into one share of New Devon in the merger. All further references in this document to this proposed offering of securities will be made assuming it will occur after the merger is completed.

This document does not constitute an offer to sell or a solicitation of an offer to buy these newly issued shares. The new shares will be offered only through a separate prospectus.

   Our principal executive offices are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260. Our telephone number at that location is (405) 235-3611.

                   The Kerr-McGee Exchangeable Notes Offering

   The Kerr-McGee exchangeable notes are being offered by Kerr-McGee through its exchangeable notes prospectus and prospectus supplement. The exchangeable notes are mandatorily exchangeable for Devon common stock or, at Kerr-McGee's
option, the cash equivalent, at maturity on     , 2004. Assuming Kerr-McGee
does not exercise its option to redeem any portion of the exchangeable notes with cash, and assuming the underwriters exercise their option to purchase 1,298,348 exchangeable notes to cover over-allotments, up to 9,954,000 shares of Devon common stock will be delivered pursuant to the terms of the exchangeable notes. Kerr-McGee will not have the option to exchange the exchangeable notes for Devon common stock prior to maturity. This prospectus relates to shares of Devon common stock that Kerr-McGee may deliver under the exchangeable notes. The Kerr-McGee prospectus and prospectus supplement relating to the exchangeable notes are not a part of this prospectus and we take no responsibility for any information included in or omitted from those documents.

          Summary Unaudited Pro Forma Financial and Other Information

   The following unaudited pro forma financial information has been prepared to assist in your analysis of the financial effects of the PennzEnergy merger. This pro forma information is based on the historical financial statements of Devon and PennzEnergy.

   The information was prepared based on the following:

  . New Devon will utilize the full cost method of accounting for its oil and gas activities.

  .  The merger will be accounted for as a purchase of PennzEnergy by New
     Devon.

  . New Devon plans to raise between $300 and $500 million in a public offering of additional shares of New Devon common stock. The proceeds from the planned offering would be used to fund capital expenditures and repay long-term debt. The pro forma financial statements do not reflect any effects of the planned offering.

  . Expected annual cost savings of $50 to $60 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of the corporate headquarters of Devon and PennzEnergy and the elimination of duplicate staff and expenses.

  . The unaudited pro forma statements of operations do not include the effects of a reduction of the carrying value of oil and gas properties because the reduction is directly related to the merger. As of March 31, 1999, the pro forma reduction would have been $657.0 million ($407.4 million after tax). The unaudited pro forma balance sheet does include the effect of this reduction.

    The March 31, 1999, pro forma reduction was based on a posted West Texas Intermediate oil price of $15.25 per barrel and a Texas Gulf Coast index gas price of $1.80 per Mcf. As of June 30, 1999, both West Texas Intermediate oil and Texas Gulf Coast index gas prices had increased to $16.50 per barrel and $2.14 per Mcf, respectively. Using these prices, the pro forma reduction of the carrying value of oil and gas properties would be reduced to less than $200 million (less than $150 million after tax). The actual reduction, if any, that will be recorded by New Devon will depend on the oil and gas prices in effect at the end of the quarter in which the merger is actually closed.

   No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Devon or PennzEnergy, as applicable, and should be considered when making period-to-period comparisons:

  . In 1998, PennzEnergy realized pretax gains on the sale and exchange of Chevron Corporation common stock of $230.1 million. The summary unaudited pro forma operations data does not include the related $207.0 million after-tax extraordinary loss resulting from the early extinguishment of debt.

  . In 1998, PennzEnergy incurred $24.3 million of nonrecurring general and administrative expenses in connection with the spin-off of Pennzoil-Quaker State Company on December 30, 1998.

  . In 1998, Devon incurred $13.1 million of nonrecurring expenses related to the merger with Northstar.

  . In 1998, Devon reduced the carrying value of its oil and gas properties by $126.9 million ($88.0 million after-tax) due to the full cost ceiling limitation.

   The unaudited pro forma information is presented for illustrative purposes only. If the merger had occurred in the past, New Devon's financial position or operating results might have been different from those presented in the unaudited pro forma information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that New Devon would have achieved if the merger had occurred on March 31, 1999 or January 1, 1998. You also should not rely on the unaudited pro forma information as an indication of the future results that New Devon will achieve after the merger.

                                                                 New Devon Pro
                                                                  Forma as of
                                                                 March 31, 1999
                                                                 --------------
                                                                 (In Thousands,
                                                                   Except Per
                                                                  Share Data)
Balance Sheet Data:
  Investment in common stock of Chevron Corporation (see note 3
   on page 26)..................................................   $  629,453
  Total assets..................................................    4,092,118
  Debentures exchangeable into shares of Chevron Corporation
   common stock (see note 3 on page 26).........................      757,721
  Other long-term debt..........................................    1,422,793
  Convertible preferred securities of subsidiary trust..........      149,500
  Stockholders' equity..........................................      997,750
  Book value per share..........................................        14.27


                                                         New Devon Pro Forma
                                                       -------------------------
                                                                    Three Months
                                                        Year Ended     Ended
                                                       December 31,  March 31,
                                                           1998         1999
                                                       ------------ ------------
                                                            (In Thousands,
                                                        Except Per Share Data)
Operations Data:
 Operating Results
   Oil sales.........................................   $  302,918   $  64,914
   Gas sales.........................................      553,938     122,979
   NGL sales.........................................       63,703      12,813
   Other revenue.....................................      295,803       9,390
                                                        ----------   ---------
     Total revenue...................................    1,216,362     210,096
                                                        ----------   ---------
   Lease operating expenses..........................      294,739      66,336
   Production taxes..................................       28,148       5,937
   Depreciation, depletion and amortization..........      444,650      97,752
   General and administrative expenses...............      139,378      28,291
   Northstar combination expenses....................       13,149          --
   Interest expense..................................      176,659      36,545
   Deferred effect of changes in foreign currency
    exchange rate on subsidiary's long-term debt.....       16,104      (3,161)
   Distributions on preferred securities of
    subsidiary trust.................................        9,717       2,429
   Reduction of carrying value of oil and gas
    properties.......................................      126,900          --
                                                        ----------   ---------
     Total costs and expenses........................    1,249,444     234,129
                                                        ----------   ---------
   Loss before income taxes..........................      (33,082)    (24,033)
   Income tax expense (benefit):
     Current.........................................       10,324       1,914
     Deferred........................................       (3,340)    (11,032)
                                                        ----------   ---------
      Total income tax expense.......................        6,984      (9,118)
                                                        ----------   ---------
   Net loss..........................................      (40,066)    (14,915)
   Preferred stock dividends.........................        5,625       2,434
                                                        ----------   ---------
   Net loss applicable to common shareholders........   $  (45,691)  $ (17,349)
                                                        ==========   =========
   Net loss per share--basic and diluted.............        (0.66)      (0.25)
   Cash dividends per share..........................         0.17        0.05
   Weighted average common shares outstanding........       69,729      69,900
 Cash Flow Data
   Net cash provided by operating activities.........   $  388,992      67,088
   Net cash used in investing activities.............     (222,959)   (136,895)
   Net cash provided (used) by financing activities..     (143,300)     60,472
   Modified EBITDA...................................      740,948     109,532
   Cash margin.......................................      544,248      68,644

                                                     New Devon Pro Forma
                                               --------------------------------
                                                                  Three Months
                                                  Year Ended         Ended
                                               December 31, 1998 March 31, 1999
                                               ----------------- --------------
Production, Price and Other Data
 Production:
   Oil (MBbls)................................       26,128           6,168
   Gas (MMcf).................................      303,693          76,502
   NGL (MBbls)................................        7,128           1,690
   MBoe ......................................       83,872          20,609
 Average prices:
   Oil (per Bbl)..............................     $  11.59         $ 10.52
   Gas (per Mcf)..............................         1.82            1.61
   NGL (per Bbl)..............................         8.94            7.58
   Per Boe....................................        10.98            9.74
 Costs per Boe:
   Operating costs............................         3.85            3.51
   Depreciation, depletion and amortization of
    oil and gas properties....................         5.24            4.68
   General and administrative expenses........         1.66            1.37

                                                                  New Devon
                                                                  Pro Forma
                                                                    as of
                                                              December 31, 1998
                                                              -----------------
Property Data
 Proved reserves:
   Oil (MBbls)...............................................       272,688
   Gas (MMcf)................................................     2,050,528
   NGL (MBbls)...............................................        45,654
   Total (MBoe)..............................................       660,096
   SEC 10% present value (thousands).........................    $2,087,666
   Standardized measure of discounted future net cash flows
    (thousands)..............................................     1,816,542

           SUMMARY HISTORICAL SELECTED FINANCIAL AND PRODUCTION DATA

   The following selected financial information (not covered by the independent auditors' reports) for the fiscal years has been derived from Devon's audited consolidated financial statements. The following information of the interim periods has been derived from Devon's unaudited financial statements.

                                As of December 31,             As of March 31,
                         ---------------------------------  ---------------------
                            1996       1997        1998        1998       1999
                         ---------- ----------  ----------  ---------- ----------
                                             (In Thousands)
Balance Sheet Data:
  Total assets.......... $1,183,290 $1,248,986  $1,226,356  $1,329,626 $1,267,505
  Long-term debt........     83,000    305,337     405,271     312,420    422,293
  Convertible preferred
   securities of
   subsidiary trust.....    149,500    149,500     149,500     149,500    149,500
  Stockholders' equity..    678,772    596,546     522,963     610,423    529,798

                                                             Three Months Ended
                             Year Ended December 31,              March 31,
                         ---------------------------------  ---------------------
                            1996       1997        1998        1998       1999
                         ---------- ----------  ----------  ---------- ----------
                                 (In Thousands, Except Per Share Data)
Operations Data:
  Operating Results
    Oil sales...........    136,023    207,725     143,624      41,589     27,913
    Gas sales...........    101,443    219,459     209,344      51,905     53,551
    NGL sales...........     19,299     24,920      16,692       4,814      3,929
    Other revenue.......     34,570     47,555      17,848       2,129      1,873
                         ---------- ----------  ----------  ---------- ----------
      Total revenues....    291,335    499,659     387,508     100,437     87,266
                         ---------- ----------  ----------  ---------- ----------
    Lease operating
     expenses...........     58,734    100,897     113,484      29,376     27,420
    Production taxes....     10,880     19,227      13,916       3,415      2,969
    Depreciation,
     depletion and
     amortization.......     70,307    169,108     123,844      29,993     33,558
    General and
     administrative
     expenses...........     15,111     24,381      23,554       5,643      6,223
    Northstar
     Combination
     expenses...........         --         --      13,149          --         --
    Interest expense....     12,662     18,788      22,632       5,410      6,664
    Deferred effect of
     changes in foreign
     currency exchange
     rate on
     subsidiary's long-
     term debt..........        199      5,860      16,104          --     (3,161)
    Distributions on
     preferred
     securities of
     subsidiary trust...      4,753      9,717       9,717       2,429      2,429
    Reduction of
     carrying value of
     oil and gas
     properties.........         --    625,514     126,900          --         --
                         ---------- ----------  ----------  ---------- ----------
      Total costs and
       expenses.........    172,646    973,492     463,300      76,266     76,102
                         ---------- ----------  ----------  ---------- ----------
    Earnings (loss)
     before income
     taxes..............    118,689   (473,833)    (75,792)     24,171     11,164
    Income tax expense
     (benefit):
      Current...........      7,834     26,857       7,687       3,160      1,903
      Deferred..........     43,252   (200,699)    (23,194)      6,786      3,281
                         ---------- ----------  ----------  ---------- ----------
        Total...........     51,086   (173,842)    (15,507)      9,946      5,184
                         ---------- ----------  ----------  ---------- ----------
    Net earnings
     (loss)............. $   67,603 $ (299,991) $  (60,285) $   14,225 $    5,980
                         ========== ==========  ==========  ========== ==========
    Net earnings (loss)
     per share:
      Basic............. $     2.06 $    (6.38) $    (1.25) $     0.29 $     0.12
      Diluted...........       1.99      (6.38)      (1.25)       0.29       0.12
    Cash dividends per
     common share.......       0.15       0.14        0.15        0.03       0.05
    Weighted average
     common shares
     outstanding--
     basic..............     32,812     47,040      48,376      48,310     48,470

                                                               Three Months
                             Year Ended December 31,          Ended March 31,
                         ----------------------------------  ------------------
                            1996        1997        1998       1998      1999
                         ----------  ----------  ----------  --------  --------
                         (In Thousands, Except Per Share and Per Unit Data)
Cash Flow Data
  Net cash provided by
   operating
   activities........... $  144,248  $  253,056  $  191,571  $ 71,788  $ 57,067
  Net cash used by
   investing
   activities...........   (243,451)   (147,583)   (271,960)  (29,605)  (77,648)
  Net cash provided
   (used) by financing
   activities...........     96,420     (77,141)     57,618   (38,832)   14,884
  Modified EBITDA.......    206,610     355,154     223,405    62,003    50,954
  Cash margin...........    181,361     299,792     183,369    51,004    39,658
Production, Price and
 Other Data
  Production:
    Oil (MBbls).........      6,780      11,783      11,903     3,197     2,565
    Gas (MMcf)..........     62,186     121,810     133,065    32,523    35,122
    NGL (MBbls).........      1,255       1,891       1,939       509       476
    MBoe................     18,399      33,976      36,020     9,127     8,895
  Average prices:
    Oil (Per Bbl)....... $    20.06  $    17.63  $    12.07  $  13.01  $  10.88
    Gas (Per Mcf).......       1.63        1.80        1.57      1.60      1.52
    NGL (Per Bbl).......      15.38       13.18        8.61      9.46      8.25
    Per Boe.............      13.96       13.31       10.26     10.77      9.60
  Costs per Boe:
    Operating costs.....       3.78        3.54        3.54      3.59      3.42
    Depreciation,
     depletion and
     amortization of oil
     and gas
     properties.........       3.69        4.86        3.32      3.17      3.66
    General and
     administrative
     expenses...........       0.82        0.72        0.65      0.62      0.70
                                As of December 31,
                         ----------------------------------
                            1996        1997        1998
                         ----------  ----------  ----------
Property Data
  Proved reserves:
    Oil (MBbls).........     80,155      97,041      83,457
    Gas (MMcf)..........    898,319   1,150,604   1,198,894
    NGL (MBbls).........     14,190      17,178      16,079
    Total (MBoe)........    244,065     305,986     299,351
    SEC 10% present
     value (thousands).. $1,999,748  $1,340,644  $1,009,039
    Standardized measure
     of discounted
     future net cash
     flows (thousands)..  1,454,974   1,100,676     931,588

                                  RISK FACTORS

   You should carefully consider the following risk factors, and all of the other information contained in this document and the documents to which we have referred you, before deciding to invest in our common stock.

                   Risks Relating to the Oil and Gas Industry

Our results are highly dependent on oil and gas prices, which are volatile and beyond our control

   Our revenues, results of operations and financial condition depend largely on the prices we receive for our oil and gas production. Extended periods of low prices could adversely affect the ultimate return on past investments and our ability or willingness to continue or complete our current and planned drilling programs and acquisitions.

Our calculations of proved reserves are only estimates

   There are many uncertainties in estimating quantities of oil and gas reserves. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon assumptions about future production levels, prices and costs that may prove to be inaccurate. Our estimated reserves may be subject to upward or downward revision based upon our production, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

Our exploration, development and acquisition activities might not result in significant additional reserves

   The rate of production from oil and gas properties generally declines as reserves are depleted. Our proved reserves will decline materially as oil and gas are produced unless we acquire additional properties with proved reserves, conduct successful exploration and development activities or our reserve estimates increase. Our future oil and gas production is consequently dependent upon our success in acquiring or finding additional reserves.

Potential hazards could damage or destroy our oil and gas wells, production facilities or damage or injure property, persons and the environment

   The exploration for and production of oil and gas can be hazardous, involving natural disasters, blowouts, cratering, fires and losses of well control. These hazards can damage or destroy oil and gas wells and production facilities, injure or kill people and cause damage to property and the environment. We maintain insurance against many potential losses and liabilities in accordance with customary industry practices, however our insurance does not protect us against all operational risks.

Government regulations, including environmental regulations, may adversely affect our results

   Our exploration and production operations are regulated at the federal, state and local levels in the United States as well as by governments in other countries. We make large expenditures to comply with the requirements of these regulations. Future changes in the regulation of the oil and gas industry could significantly increase these costs.

   We are subject to various federal, state, local and foreign regulations relating to the protection of the environment. We may be liable for the cost to clean-up pollution resulting from our operations and for the cost of pollution damages. We also may be required to suspend or cease operations in affected areas. Additional future regulations for the protection of the environment could adversely affect our operations and results.

                    Risks Relating to an Investment in Devon

Our stock price might decline if we do not complete the PennzEnergy merger

   Our current stock price could reflect value that investors anticipate will result from the PennzEnergy merger. If so, our failure to complete the PennzEnergy merger could cause our stock price to decline. The merger is subject to conditions, including stockholder approval. We cannot assure you that those conditions will be satisfied or that the merger will be completed.

The interest of Devon's largest stockholder may conflict with the interests of Devon's or New Devon's other stockholders

   Kerr-McGee Corporation currently owns 9,954,000 shares, or 20.4%, of the outstanding Devon common stock. After completion of the merger, Kerr-McGee would own up to 14.2% of the outstanding shares of New Devon's common stock. This percentage will be reduced further if New Devon completes a planned public offering of new shares of common stock. Sales by Kerr-McGee of substantial amounts of Devon or New Devon common stock in the public or private market, or the perception that such sales may occur, could cause the prices of those shares to decline. Kerr-McGee has requested that Devon register with the SEC with this document the Devon common stock held by Kerr-McGee in connection with the offering of Kerr-McGee DECS as described on page 6. These DECS would be mandatorily exchangeable for Devon common stock or, at Kerr-McGee's option, the cash equivalent.

   As a substantial stockholder, Kerr-McGee may have the power to influence the outcome of matters submitted to a vote of the Devon or New Devon stockholders, and Kerr-McGee's interests may not reflect the interests of other stockholders. Devon and Kerr-McGee have not implemented any specific procedures to deal with conflicts that may arise in the future between Kerr-McGee's interests and those of other Devon or New Devon stockholders. In the event a conflict arises, we will implement procedures we deem appropriate to deal with the specific situation.

   Under an agreement between Devon and Kerr-McGee dated December 31, 1996, Devon is obligated to nominate a specified number of persons designated by Kerr-McGee for election to Devon's board. The exact number would generally be set so that Kerr-McGee's representation on the Devon board approximates the percentage of Devon's common stock that Kerr-McGee owns. The December 31, 1996, agreement also restricts Kerr-McGee's ability to acquire or dispose of Devon common stock and grants Kerr-McGee preemptive rights in connection with offerings of Devon convertible securities.

   The Kerr-McGee designees to Devon's board resigned their positions on May 19, 1999, and Devon and Kerr-McGee have agreed that the December 31, 1996, agreement will terminate when the merger occurs.

Devon has charter and other provisions that may make it difficult to cause a change of control

   Some provisions of Devon's certificate of incorporation and by-laws and of the Oklahoma General Corporation Act, as well as Devon's stockholder rights plan, may make it difficult for stockholders to cause a change in control of Devon and replace incumbent management. These provisions include:

  . a classified board, the members of which serve staggered three-year terms and may be removed by stockholders only for cause;

  . a prohibition on stockholders calling special meetings and acting by written consent; and

  . rights issued under its rights plan, which would "flip in" if a hostile bidder acquired 15% of Devon's common stock.

   New Devon's certificate of incorporation and bylaws, the Delaware General Corporation Law and New Devon's stockholder rights plan will also have similar provisions.

         Risks Relating to the Proposed Merger of Devon and PennzEnergy

We may not successfully integrate the operations of Devon and PennzEnergy or achieve the benefits we are seeking

   The success of the merger will partially depend upon the integration of the current management and operations of Devon and PennzEnergy. The management team of New Devon will not have experience with the combined businesses of Devon and PennzEnergy. New Devon may not be able to integrate the operations of Devon and PennzEnergy without the loss of key employees, customers or suppliers; loss of revenues; increases in operating or other costs; or other difficulties. In addition, New Devon may not be able to realize the operating efficiencies and other benefits sought from the merger.

Significant charges and expenses will be incurred as a result of the merger

   Devon and PennzEnergy expect to incur approximately $71.5 million of costs related to the merger. These expenses will include investment banking expenses, severance, legal and accounting fees, financial printing expenses and other related charges. In addition, New Devon expects to incur an estimated $20 to $30 million in costs to combine the two companies. New Devon may incur additional unanticipated expenses in connection with the merger.

   New Devon also may incur a noncash after-tax charge to earnings related to a full cost ceiling limitation. Under the full cost method of accounting followed by Devon and to be followed by New Devon, the net book value of oil and gas properties, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after-tax future net revenues from proved oil and gas properties, discounted at 10% per year. The ceiling limitation is applied separately by country. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value, less deferred tax liabilities, is compared to the ceiling on a quarterly basis. Any excess of the net book value, less deferred taxes, is written off as an expense. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.

   As of March 31, 1999, New Devon's pro forma after-tax charge would have been $407.4 million. This pro forma amount was based on a posted West Texas Intermediate oil price of $15.25 per barrel and a Texas Gulf Coast index gas price of $1.80 per Mcf. As of June 30, 1999, both West Texas Intermediate oil and Texas Gulf Coast index gas prices had increased to $16.50 per barrel and $2.14 per Mcf, respectively. Using these prices, the pro forma after-tax charge to earnings would be reduced to less than $150 million. The actual charge, if any, that will be recorded by New Devon will depend on the oil and gas prices in effect at the end of the quarter in which the merger is actually closed.

New Devon may incur a tax liability for a prior PennzEnergy transaction as a result of the merger

   If PennzEnergy's distribution to its stockholders of the stock of Pennzoil-Quaker State Company in December 1998 were to be considered part of a plan or series of related transactions that includes the merger, New Devon would recognize gain under Section 355(e) of the Internal Revenue Code. PennzEnergy and Devon believe the distribution and the merger should not be considered part of such a plan or series of related transactions because, among other things, neither party contemplated a business combination with the other and until April 1999 the parties had no discussions regarding a business combination. However, any transaction within a four-year period beginning two years before the distribution is presumed to be part of such a plan. We cannot assure you that PennzEnergy will be able to overcome this presumption. PennzEnergy currently estimates New Devon's potential tax liability upon such a transaction at $16 million in additional tax for 1998 and the elimination of approximately $183 million in net operating loss carryovers through 1998.

New Devon's business will expose Devon stockholders to different risks

   Some of PennzEnergy's assets are outside of North America and a significant portion of its production and reserves are located offshore in the Gulf of Mexico. Additionally its reserves and production are more weighted towards oil than Devon's. Therefore, the assets of New Devon will expose the former Devon stockholders to more risks associated with oil prices and offshore Gulf of Mexico and international operations than they were exposed to prior to the merger. Production in the Gulf of Mexico generally declines at faster rates than onshore production in North America.

   In addition, offshore operations in this area are subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, New Devon will maintain insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We cannot assure you that New Devon will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on New Devon's financial position and results of operations.

New Devon will be subject to other uncertainties of foreign operations

   New Devon will have international operations in Australia, Azerbaijan, Brazil, Canada, Egypt, Qatar and Venezuela. Local political, economic and other uncertainties may adversely affect these operations. These uncertainties include:

  . the risk of war, general strikes, civil unrest, expropriation, forced renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

  . taxation policies, including royalty and tax increases and retroactive tax claims;

  . exchange controls, currency fluctuations, devaluation or other activities that limit or disrupt markets and restrict payments or the movement of funds, and other uncertainties arising out of foreign government sovereignty over international operations;

  . laws and policies of the United States affecting foreign trade, taxation and investment;

  . the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

  . difficulties in enforcing New Devon's rights against a governmental agency because of the doctrine of sovereign immunity.

New Devon will have a higher debt level than Devon, which may result in a lower debt rating and require a substantial portion of operating cash flow to pay interest and principal

   New Devon will have higher levels of debt and interest expense than Devon on a stand-alone basis. The increase in total indebtedness and leverage of New Devon after the merger may have a negative impact on New Devon's ability to realize the expected benefits of the merger, including a possible downgrade in the credit rating of New Devon from that currently maintained by Devon. Standard & Poor's has announced that, because of the higher leverage of New Devon, it may assign a debt rating to New Devon that is lower than Devon's current senior debt rating of "BBB+". The increased debt level will also require New Devon to use a substantial portion of its operating cash flow to pay interest and principal on its debt instead of for other corporate purposes.

   New Devon plans to raise between $300 and $500 million in a public offering of additional shares of New Devon common stock and intends to use the net proceeds from the offering to fund capital expenditures and repay indebtedness. There can be no assurances that the proposed public offering will be completed and, consequently, there can be no assurance that the total indebtedness of New Devon will be reduced from the proceeds of an offering.

                                USE OF PROCEEDS

   Devon will not receive any of the proceeds from the sale of Kerr-McGee's exchangeable notes or from delivery of the Devon common stock by Kerr-McGee under the exchangeable notes.

              NEW DEVON AFTER THE MERGER OF DEVON AND PENNZENERGY

   If Devon's merger with PennzEnergy is completed, we believe that New Devon will rank solidly in the top ten of all United States-based independent oil and gas producers in terms of market capitalization, total proved reserves and annual production. We expect the merger to provide New Devon with the following advantages:

   Larger and More Diversified Asset Base. At the end of 1998, Devon and PennzEnergy combined had aggregate proved reserves of approximately 660 million barrels of oil equivalent. On an energy equivalent basis, about 52% of these reserves were natural gas and 48% were oil and natural gas liquids. Approximately 64% of the proved reserves, or 423 million equivalent barrels, were located in the United States. These reserves were concentrated in four primary operating areas: the Permian Basin, the Rocky Mountain Region, the Gulf Coast/East Texas Region and the Offshore Gulf of Mexico. Approximately 22% of the combined reserves, or 144 million equivalent barrels, were located in the Western Canadian Sedimentary Basin. The balance of proved reserves, approximately 94 million equivalent barrels, was located outside North America, primarily in Azerbaijan. In addition to the proved oil and gas properties, the combined companies had a substantial inventory of exploration acreage totaling approximately 15 million net acres.

   New Devon should also realize substantial oil and gas production. Assuming the merger was effective as of January 1, 1999, New Devon's estimated 1999 production would be between 28 and 31 million barrels of oil and natural gas liquids and between 275 and 300 billion cubic feet of natural gas.

   Increased Financial Strength and Flexibility. New Devon's equity market capitalization is expected to be approximately $2.9 billion as a result of the merger (not including New Devon's planned common stock offering). As a result of this size and market capitalization, New Devon should have greater access to capital than either Devon or PennzEnergy currently has alone. In addition, we believe that New Devon should have an enhanced ability to pursue acquisitions and to participate in further consolidation among independent exploration and production companies.

   Cost Savings. New Devon is expecting $50 to $60 million in annual cost savings from reduced operating and general and administrative expenses. New Devon plans to consolidate the corporate headquarters and selected field offices of Devon and PennzEnergy, eliminate duplicative staff and expenses, achieve purchasing synergies and implement other cost saving measures.

   Improved Capital Efficiencies. New Devon plans to pursue the best exploration opportunities available to the combined company and to focus on exploitation projects with the highest rates of return. In addition, due to its greater financial strength, New Devon will be better able to pursue and accelerate the development, exploitation and exploration of PennzEnergy's oil and gas assets. As a result, New Devon believes it has the potential for greater returns on capital than Devon or PennzEnergy could achieve alone.

   Greater Human and Technological Resources. New Devon will have significant expertise with regard to various oilfield technologies, including coal bed methane, enhanced oil recovery, deep onshore natural gas drilling, shallow and deep water offshore drilling and other exploration, production and processing technologies. New Devon will also have significant international operations and experience in Canada and outside North America. As a result, New Devon will have an enhanced ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore, as well as internationally.

                                 CAPITALIZATION

  The following table compares our actual capitalization as of March 31, 1999, to our pro forma capitalization including the PennzEnergy merger. In preparing the pro forma information, we have assumed that the merger closed on March 31, 1999. New Devon plans to raise between $300 and $500 million in a public offering of additional shares of New Devon common stock proposed to be made soon after completion of the merger. The proceeds from the planned offering would be used to fund capital expenditures and repay long-term debt. The following table does not reflect any effects of the planned offering.

  You should read the following table in conjunction with the historical consolidated financial statements of Devon which are filed with the SEC and incorporated by reference in this document and the unaudited pro forma financial information included in this document.

                                                         As of March 31, 1999
                                                         ----------------------
                                                                     New Devon
                                                           Actual    Pro Forma
                                                         ----------  ----------
                                                            (In Thousands)
Long-term debt:
  Borrowings under credit facilities with banks........  $  197,293  $  323,148
  Notes:
   6.76% due July 19, 2005.............................      75,000      75,000
   6.79% due March 2, 2009.............................     150,000     150,000
  Debentures:
   9.625% due November 15, 1999, principal amount of
    $200 million.......................................          --     200,000
   10.625% due June 1, 2001, principal amount of $150
    million............................................          --     150,000
   10.25% due November 1, 2005, principal amount of
    $250 million.......................................          --     287,725
   10.125% due November 15, 2009, principal amount of
    $200 million.......................................          --     236,920
  Debentures exchangeable into shares of Chevron
   Corporation common stock (see note 3 on page 25)
   4.90% due August 15, 2008, principal amount of
    $443.8 million.....................................          --     441,721
   4.95% due August 15, 2008, principal amount of
    $316.5 million.....................................          --     316,000
                                                         ----------  ----------
    Total long-term debt...............................     422,293   2,180,514
                                                         ----------  ----------
Devon-obligated mandatorily redeemable trust
 convertible preferred securities......................     149,500     149,500
Stockholders' equity:
  Preferred stock, $1.00 par value.....................          --       1,500
  Common stock, $0.10 par value........................       4,849       6,994
  Additional paid-in capital...........................     798,640   1,670,306
  Accumulated deficit..................................    (239,353)   (646,712)
  Accumulated other comprehensive loss.................     (34,338)    (34,338)
                                                         ----------  ----------
    Total stockholders' equity.........................     529,798     997,750
                                                         ----------  ----------
     Total capitalization..............................  $1,101,591  $3,327,764
                                                         ==========  ==========
Shares authorized:
  Preferred stock......................................       3,000       4,500
  Common stock.........................................     400,000     400,000
Shares outstanding:
  Preferred stock......................................          --       1,500
  Common stock.........................................      48,492      69,938
Common shares reserved for issuance of options under
 Devon's stock option plans............................       1,826       4,826
Employee stock options outstanding.....................       3,430       5,511

  The above New Devon pro forma capitalization includes six separate debentures issued by PennzEnergy. The aggregate pro forma amount of the debentures is $72.1 million higher than the aggregate principal amount. The excess amount is the amount by which the debentures' estimated fair value at March 31, 1999 exceeded the principal amounts. Because the PennzEnergy merger will be accounted for using the purchase method of accounting for business combinations, New Devon will record these debentures at their fair values at the date the merger is closed. The difference will be amortized over the debentures' lives as adjustments to interest expense.

  The pro forma increase in the number of common shares reserved for issuance of stock options assumes the related proposal is approved by Devon's stockholders at the special meeting to be held on August 17, 1999.

                               MARKET PRICE DATA


   Devon common stock is listed on the AMEX under the symbol "DVN." We commenced the payment of regular quarterly cash dividends on our common stock on June 30, 1993, in the amount of $0.03 per share. Effective December 31, 1996, we increased our quarterly dividend payment to $0.05 per share. We anticipate that we will continue to pay regular quarterly dividends in the foreseeable future. Dividends are also paid on the exchangeable shares at the same rate and on the same dates as dividends paid on the common stock.

   The following table sets forth the quarterly high and low sales prices for the Devon common stock as reported by the AMEX for the fiscal periods indicated.

                                             High     Low           Volume
                                             ----     ----      --------------
                                                                (In Thousands)
      1996:
        Quarter Ended March 31, 1996........ $25 3/4  $19 7/8        2,825
        Quarter Ended June 30, 1996......... $26 1/8  $ 22           2,474
        Quarter Ended September 30, 1996.... $27 1/2  $22 3/4        4,715
        Quarter Ended December 31, 1996..... $35 1/2  $25 1/4        6,011
      1997:
        Quarter Ended March 31, 1997........ $38 7/8  $29 1/2        4,458
        Quarter Ended June 30, 1997......... $38 1/2  $27 3/8        5,619
        Quarter Ended September 30, 1997.... $45 1/4  $36 1/8        3,851
        Quarter Ended December 31, 1997..... $49 1/8   $35           4,460
      1998:
        Quarter Ended March 31, 1998........ $41 1/8  $32 7/8        5,542
        Quarter Ended June 30, 1998......... $40 1/2  $32 5/8        6,144
        Quarter Ended September 30, 1998.... $36 5/8  $26 1/8       10,170
        Quarter Ended December 31, 1998..... $ 36     $27 3/4        9,017
      1999:
        Quarter Ended March 31, 1999........ $31 3/4  $20 1/8       14,271
        Quarter Ended June 30, 1999......... $37 7/16 $25 15/16     14,221
        Quarter Ended September 30, 1999
         (through July 14, 1999)............ $38 1/2   $36           1,511

   On July 14, 1999, the last full trading day prior to the date of this prospectus, the last reported sales price on the American Stock Exchange of shares of Devon common stock was $38 3/16.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information has been prepared to assist in the analysis of the financial effects of the proposed merger. This pro forma information is based on the historical financial statements of Devon and PennzEnergy.

   The information was prepared based on the following:

  . New Devon will utilize the full cost method of accounting for its oil and gas activities.

  . The merger will be accounted for as a purchase of PennzEnergy by New
    Devon.

  . New Devon plans to raise between $300 and $500 million in a public offering of additional shares of New Devon common stock. The proceeds from the planned offering would be used to fund capital expenditures and repay long-term debt. The pro forma financial statements do not reflect any effects of the planned offering.

  . The unaudited pro forma balance sheet has been prepared as if the merger occurred on March 31, 1999. The unaudited pro forma statements of operations have been prepared as if the merger occurred on January 1, 1998.

  . Expected annual cost savings of $50 to $60 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of the corporate headquarters of Devon and PennzEnergy and the elimination of duplicate staff and expenses.

  . The unaudited pro forma statements of operations do not include the effects of a reduction of the carrying value of oil and gas properties because the reduction is directly related to the merger. As of March 31, 1999, the pro forma reduction would have been $657.0 million ($407.4 million after tax). The unaudited pro forma balance sheet does include the effect of this reduction.

    The March 31, 1999, pro forma reduction was based on a posted West Texas Intermediate oil price of $15.25 per barrel and a Texas Gulf Coast index gas price of $1.80 per Mcf. As of June 30, 1999, both West Texas Intermediate oil and Texas Gulf Coast index gas prices had increased to $16.50 per barrel and $2.14 per Mcf, respectively. Using these prices, the pro forma reduction of the carrying value of oil and gas properties would be reduced to less than $200 million (less than $150 million after tax). The actual reduction, if any, that will be recorded by New Devon will depend on the oil and gas prices in effect at the end of the quarter in which the merger is actually closed.

   No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Devon or PennzEnergy, as applicable, and should be considered when making period-to-period comparisons:

  . In 1998, PennzEnergy realized pretax gains on the sale and exchange of Chevron Corporation common stock of $230.1 million. The unaudited pro forma statement of operations does not include the related $207.0 million after-tax extraordinary loss resulting from the early extinguishment of debt.

  . In 1998, PennzEnergy incurred $24.3 million of nonrecurring general and administrative expenses in connection with the spin-off of Pennzoil-Quaker State Company on December 30, 1998.

  . In 1998, Devon incurred $13.1 million of nonrecurring expenses related to the merger with Northstar.

  . In 1998, Devon reduced the carrying value of its oil and gas properties by $126.9 million ($88.0 million after-tax) due to the full cost ceiling limitation.

   The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the proposed merger had occurred in the past, New Devon's financial position or operating results might have been different from those presented in the unaudited pro forma information. The unaudited pro forma information should not be relied upon as an indication of the financial position or operating results that New Devon would have achieved if the merger had occurred as of March 31, 1999 or January 1, 1998. You also should not rely on the unaudited pro forma information as an indication of the future results that New Devon will achieve after the merger.

                       Unaudited Pro Forma Balance Sheet

                                 March 31, 1999
                                 (In Thousands)

                                        PennzEnergy
                                         Historical   Pro Forma
                                        Reclassified Adjustments    New Devon
                              Devon       (Note 5)    (Note 2)      Pro Forma
                            ----------  ------------ -----------    ----------
Assets:
  Current assets........... $  101,067   $  124,264   $ (10,300)(a) $  225,331
                                                         10,300 (c)
  Oil and gas properties,
   net.....................  1,128,388    1,640,894     413,455 (a)  3,078,591
                                                        552,884 (c)
                                                       (657,030)(d)
  Other properties, net....     23,674           --       5,000 (a)     28,674
  Investment in common
   stock of Chevron
   Corporation (Note 3)....         --      629,453          --        629,453
  Other assets.............     14,376       36,537      79,156 (a)    130,069
                            ----------   ----------   ---------     ----------
    Total assets........... $1,267,505   $2,431,148   $ 393,465     $4,092,118
                            ==========   ==========   =========     ==========
Liabilities:
  Current liabilities...... $   95,152   $  161,564   $  (5,374)(a) $  251,342
  Debentures exchangeable
   into shares of Chevron
   Corporation common stock
   (Note 3)................         --      739,810      17,911 (a)    757,721
  Other long-term debt.....    422,293      852,353      76,602 (a)  1,422,793
                                                         71,545 (a)
  Other long-term
   liabilities.............     34,590      131,327      (2,590)(a)    163,327
  Deferred income taxes....     36,172      161,282    (161,282)(a)    349,685
                                                        563,184 (c)
                                                       (249,671)(d)
  Company-obligated
   mandatorily redeemable
   convertible preferred
   securities of subsidiary
   trust holding solely
   6.5% convertible junior
   subordinated debentures
   of Devon Energy
   Corporation.............    149,500           --                    149,500

Stockholders' equity:
  Preferred stock..........         --        1,500                      1,500
  Common stock.............      4,849       43,507       2,145 (a)      6,994
                                                        (43,507)(b)
  Additional paid-in
   capital.................    798,640      356,351     709,166 (a)  1,670,306
                                                         14,000 (a)
                                                        148,500 (a)
                                                       (356,351)(b)
  Accumulated deficit......   (239,353)     (34,172)     34,172 (b)   (646,712)
                                                       (407,359)(d)
  Accumulated other
   comprehensive earnings
   (loss)..................    (34,338)     247,223    (247,223)(b)    (34,338)
  Treasury stock...........         --     (229,597)    229,597 (b)         --
                            ----------   ----------   ---------     ----------
    Total stockholders'
     equity................    529,798      384,812      83,140        997,750
                            ----------   ----------   ---------     ----------
    Total liabilities and
     stockholders' equity.. $1,267,505   $2,431,148   $ 393,465     $4,092,118
                            ==========   ==========   =========     ==========

                  Unaudited Pro Forma Statement of Operations

                          Year Ended December 31, 1998

                     (In Thousands, Except Per Share Data)

                                         PennzEnergy
                                          Historical   Pro Forma
                                         Reclassified Adjustments    New Devon
                                Devon      (Note 5)    (Note 2)      Pro Forma
                               --------  ------------ -----------    ---------
Revenues:
  Oil sales..................  $143,624    $159,294                  $ 302,918
  Gas sales..................   209,344     344,594                    553,938
  NGL sales..................    16,692      47,011                     63,703
  Other......................    17,848     286,468       (8,513)(h)   295,803
                               --------    --------    ---------     ---------
    Total revenues...........   387,508     837,367       (8,513)    1,216,362
                               --------    --------    ---------     ---------
Costs and expenses:
  Lease operating expenses...   113,484     181,255                    294,739
  Production taxes...........    13,916      14,232                     28,148
  Depreciation, depletion and
   amortization..............   123,844     208,009      112,797 (e)   444,650
  General and administrative
   expenses..................    23,554     126,124      (10,300)(h)   139,378
  Northstar combination
   expenses..................    13,149          --                     13,149
  Interest expense...........    22,632     156,272        4,114 (f)   176,659
                                                          (6,359)(g)
  Exploration expenses.......        --     139,970     (139,970)(h)        --
  Deferred effect of changes
   in foreign currency
   exchange rate on
   subsidiary's long-term
   debt......................    16,104          --                     16,104
  Distributions on preferred
   securities of subsidiary
   trust.....................     9,717          --                      9,717
  Reduction of carrying value
   of oil and gas
   properties................   126,900      74,739      (74,739)(h)   126,900
                               --------    --------    ---------     ---------
    Total costs and
     expenses................   463,300     900,601     (114,457)    1,249,444
                               --------    --------    ---------     ---------
Earnings (loss) before income
 tax expense (benefit).......   (75,792)    (63,234)     105,944       (33,082)
Income tax expense (benefit):
  Current....................     7,687       2,637           --        10,324
  Deferred...................   (23,194)    (20,405)      40,259 (i)    (3,340)
                               --------    --------    ---------     ---------
    Total income tax expense
     (benefit)...............   (15,507)    (17,768)      40,259         6,984
                               --------    --------    ---------     ---------
Net earnings (loss)..........   (60,285)    (45,466)      65,685       (40,066)
Preferred stock dividends....        --       5,625           --         5,625
                               --------    --------    ---------     ---------
Net earnings (loss)
 applicable to common
 shareholders................  $(60,285)   $(51,091)   $  65,685     $ (45,691)
                               ========    ========    =========     =========
Net loss per average common
 share outstanding--basic and
 diluted.....................  $  (1.25)   $  (1.07)                 $   (0.66)
                               ========    ========                  =========
Weighted average common
 shares outstanding--basic
 (Note 4)....................    48,376      47,716                     69,729
                               ========    ========                  =========

                  Unaudited Pro Forma Statement of Operations

                       Three Months Ended March 31, 1999

                     (In Thousands, Except Per Share Data)

                                            PennzEnergy
                                             Historical   Pro Forma
                                            Reclassified Adjustments   New Devon
                                    Devon     (Note 5)    (Note 2)     Pro Forma
                                   -------  ------------ -----------   ---------
Revenues:
  Oil sales......................  $27,913    $ 37,001                 $ 64,914
  Gas sales......................   53,551      69,428                  122,979
  NGL sales......................    3,929       8,884                   12,813
  Other..........................    1,873      11,163      (3,646)(h)    9,390
                                   -------    --------     -------     --------
    Total revenues...............   87,266     126,476      (3,646)     210,096
                                   -------    --------     -------     --------
Costs and expenses:
  Lease operating expenses.......   27,420      38,916                   66,336
  Production taxes...............    2,969       2,968                    5,937
  Depreciation, depletion and
   amortization..................   33,558      68,141      (3,947)(e)   97,752
  General and administrative
   expenses......................    6,223      24,643      (2,575)(h)   28,291
  Interest expense...............    6,664      30,560       1,028 (f)   36,545
                                                            (1,707)(g)
  Exploration expenses...........       --       9,107      (9,107)(h)       --
  Deferred effect of changes in
   foreign currency exchange rate
   on subsidiary's long-term
   debt..........................   (3,161)         --                   (3,161)
  Distributions on preferred
   securities of subsidiary
   trust.........................    2,429          --                    2,429
                                   -------    --------     -------     --------
    Total costs and expenses.....   76,102     174,335     (16,308)     234,129
                                   -------    --------     -------     --------
Earnings (loss) before income tax
 expense (benefit)...............   11,164     (47,859)     12,662      (24,033)
Income tax expense (benefit):
  Current........................    1,903          11          --        1,914
  Deferred.......................    3,281     (19,125)      4,812 (i)  (11,032)
                                   -------    --------     -------     --------
    Total income tax expense
     (benefit)...................    5,184     (19,114)      4,812       (9,118)
                                   -------    --------     -------     --------
Net earnings (loss)..............    5,980     (28,745)      7,850      (14,915)
Preferred stock dividends........       --       2,434          --        2,434
                                   -------    --------     -------     --------
Net earnings (loss) applicable to
 common shareholders.............  $ 5,980    $(31,179)    $ 7,850     $(17,349)
                                   =======    ========     =======     ========
Net earnings (loss) per average
 common share outstanding--basic
 and diluted.....................  $  0.12    $  (0.65)                $  (0.25)
                                   =======    ========                 ========
Weighted average common shares
 outstanding--basic (Note 4).....   48,470      47,888                   69,900
                                   =======    ========                 ========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

                      December 31, 1998 and March 31, 1999

1. Method of Accounting for the Merger

   New Devon will account for the merger using the purchase method of accounting for business combinations. Accordingly, PennzEnergy's assets acquired and liabilities assumed by New Devon will be revalued and recorded at their estimated "fair values." In the merger, New Devon will issue 0.4475 shares of New Devon common stock for each outstanding share of PennzEnergy common stock. This will result in New Devon issuing approximately 21.4 million shares of its common stock to PennzEnergy stockholders.

   The purchase price of PennzEnergy's net assets acquired will be based on the value of the New Devon common stock issued to the PennzEnergy stockholders. The value of the New Devon common stock issued is based on the average trading price of Devon's common stock for a period of three days before and after the public announcement of the merger. This average trading price equaled $33.40 per share.

2. Pro Forma Adjustments Related to the Merger

   The unaudited pro forma balance sheet includes the following adjustments:

  (a) This entry adjusts the historical book values of PennzEnergy's assets and liabilities to their estimated fair values as of March 31, 1999. The calculation of the total purchase price and the preliminary allocation to assets and liabilities are shown below.

                                                                 (In Thousands,
                                                                  Except Share
                                                                     Price)
                                                                 --------------
   Calculation and preliminary allocation of purchase price:
     Shares of New Devon common stock to be issued to
      PennzEnergy stockholders.................................        21,446
     Average Devon stock price.................................    $    33.40
                                                                   ----------
     Fair value of common stock to be issued...................       716,296
     Plus preferred stock to be assumed by New Devon...........       150,000
     Plus estimated merger costs to be incurred................        71,545
     Plus fair value of PennzEnergy employee stock options to
      be assumed by New Devon..................................        14,000
     Less estimated stock registration and issuance costs to be
      incurred.................................................        (4,985)
                                                                   ----------
   Total purchase price........................................       946,856
   Plus fair value of liabilities to be assumed by New Devon:
     Current liabilities.......................................       156,190
     Debentures exchangeable into Chevron Corporation common
      stock....................................................       757,721
     Other long-term debt......................................       928,955
     Other long-term liabilities...............................       128,737
                                                                   ----------
                                                                    2,918,459
                                                                   ----------
   Less fair value of non oil and gas assets to be acquired by
    New Devon:
     Current assets............................................       113,964
     Non oil and gas properties................................         5,000
     Investment in common stock of Chevron Corporation.........       629,453
     Other assets..............................................       115,693
                                                                   ----------
                                                                      864,110
                                                                   ----------
   Fair value allocated to oil and gas properties, including
    $111 million of undeveloped leasehold......................    $2,054,349
                                                                   ==========

                      December 31, 1998 and March 31, 1999

   The total purchase price includes the value of the New Devon common stock to be issued, net of $5.0 million of estimated registration and issuance costs. The purchase price also includes:

  . $150 million of New Devon preferred stock to be issued in exchange for the same amount of PennzEnergy preferred stock. The unaudited pro forma balance sheet includes $1.5 million of PennzEnergy's historical aggregate par value of the preferred stock, plus $148.5 million of additional paid-in capital.

  . $71.5 million of estimated merger costs. These costs include advisory fees, severance and other merger-related costs. These costs are added to long-term debt in the unaudited pro forma balance sheet.

  . $14 million of New Devon employee stock options to be issued in exchange for existing vested PennzEnergy employee stock options. The value of these options is added to additional paid-in capital in the unaudited pro forma balance sheet.

  (b) This adjustment includes a $43.5 million reduction to par value, a $356.4 million reduction of additional paid-in capital, a $34.2 million reduction of accumulated deficit, a $247.2 million reduction of accumulated other comprehensive earnings and a $229.6 million reduction of treasury stock. These adjustments eliminate PennzEnergy's historical book values of those accounts.

  (c) This adjustment increases the value of PennzEnergy's oil and gas properties acquired by $552.9 million, and increases current assets by $10.3 million, both for related deferred income taxes. This adjustment equals the deferred income tax effect of the difference between the fair values assigned to PennzEnergy's assets and liabilities and their bases for income tax purposes. Due to the tax-free nature of the merger, New Devon's tax basis in those assets and liabilities will be the same as PennzEnergy's tax basis.

  (d) This adjustment reduces the value of proved oil and gas properties by $657.0 million pursuant to the "ceiling test" required under the full cost method of accounting. As of March 31, 1999, the pro forma carrying value of New Devon's oil and gas properties, less deferred income taxes, would have exceeded the pro forma full cost ceiling by approximately $407.4 million. Accordingly, the unaudited pro forma balance sheet reflects a reduction of $657.0 million to oil and gas properties, partially offset by a $249.6 million deferred income tax benefit, resulting in an after-tax charge of $407.4 million taken against retained earnings.

   This adjustment reflects the estimated full cost ceiling reduction that would have been required had the merger occurred on March 31, 1999, based on a posted West Texas Intermediate oil price of $15.25 per barrel and a Texas Gulf Coast index gas price of $1.80 per Mcf. As of June 30, 1999, both West Texas Intermediate oil and Texas Gulf Coast index gas prices had increased to $16.50 per barrel and $2.14 per Mcf, respectively. Using these prices, the pro forma reduction of the carrying value of oil and gas properties would be reduced to less than $200 million (less than $150 million after tax). The actual reduction, if any, that will be recorded by New Devon will depend on the oil and gas prices in effect at the end of the quarter in which the merger is actually closed.

   The unaudited pro forma statements of operations include the following adjustments:

  (e) This adjustment reflects the pro forma depreciation, depletion and amortization expense using the full cost method of accounting based on the allocation of the purchase price. This adjustment assumes an estimated $657.0 million ($407.4 million after tax) reduction of the carrying value of oil and gas properties under the full cost ceiling test, as of January 1, 1998. See pro forma adjustment (d) above for further information on this estimated noncash charge. This pro forma reduction is directly related to the merger and therefore is not reflected in the accompanying unaudited pro forma statements of operations.

                      December 31, 1998 and March 31, 1999


  (f) This adjustment increases interest expense due to the $71.5 million of merger costs assumed to be funded with borrowings from credit facilities.

  (g) This adjustment reduces interest expense for the year 1998 and the first quarter of 1999 by $6.4 million and $1.7 million, respectively. These amounts represent the amortization of the pro forma premium recorded in long-term debt as of January 1, 1998, as part of pro forma adjustment (a) to record PennzEnergy's assets and liabilities at their estimated fair values.

  (h) This adjustment eliminates historical amounts recorded by PennzEnergy under the successful efforts accounting method for gains on property sales, general and administrative expenses, exploration expenses and asset impairments to conform to the full cost method of accounting followed by Devon. Under the full cost method, proceeds from the sale of oil and gas properties are generally recorded as an adjustment of the carrying value of the properties, with no gain or loss recognized. Also, general and administrative expenses incurred for property acquisition, exploration and development activities are capitalized under the full cost method. In addition, exploration expenses, which include items such as dry hole costs and lease expirations or impairment expenses, are capitalized under the full cost method. The $74.7 million reduction of oil and gas properties recorded by PennzEnergy in the year 1998 was calculated under the successful efforts method and therefore has been eliminated in the pro forma statement of operations for 1998.

  (i) This adjustment records the net tax effect of all pro forma adjustments at an effective income tax rate of 38%.

3. Investment in Chevron Common Stock and Related Exchangeable Debentures

   As of March 31, 1999, and December 31, 1998, PennzEnergy beneficially owned approximately 7.1 million shares of Chevron Corporation common stock. These shares have been deposited with an exchange agent for possible exchange for $761.2 million principal amount of exchangeable debentures of PennzEnergy. Each $1,000 principal amount of the exchangeable debentures is exchangeable into
9.3283 shares of Chevron common stock, an exchange rate equivalent to $107 7/32 per share of Chevron common stock.

   The exchangeable debentures consist of $443.8 million of 4.90% debentures and $317.4 million of 4.95% debentures. The exchangeable debentures were issued on August 3, 1998, and mature August 15, 2008. The exchangeable debentures are callable beginning on August 15, 2000. The exchangeable debentures are exchangeable at the option of the holders at any time prior to maturity for shares of Chevron common stock. In lieu of delivering Chevron common stock, PennzEnergy may, at its option, pay to any holder an amount in cash equal to the market value of the Chevron common stock to satisfy the exchange request.

4. Common Shares Outstanding

   Net earnings (loss) per average share outstanding have been calculated based upon the pro forma weighted average number of shares outstanding as follows:

                                                                  Three Months
                                                      Year Ended     Ended
                                                     December 31,  March 31,
                                                         1998         1999
                                                     ------------ ------------
                                                          (In Thousands)
      Devon's weighted average common shares
       outstanding..................................    48,376       48,470
      New Devon shares to be issued in exchange for
       all outstanding shares of PennzEnergy .......    21,353       21,430
                                                        ------       ------
      Pro forma weighted average New Devon shares
       outstanding..................................    69,729       69,900
                                                        ======       ======

                      December 31, 1998 and March 31, 1999

   Pro forma common shares outstanding at March 31, 1999, assuming the merger occurred on that date, are as follows:

                                                                (In Thousands)
                                                                --------------
      Devon's common shares outstanding........................     48,492
      New Devon shares to be issued in exchange for all
       outstanding shares of PennzEnergy ......................     21,446
                                                                    ------
      Pro forma New Devon common shares outstanding............     69,938
                                                                    ======

5. PennzEnergy Historical and Reclassified Balances

   Devon and PennzEnergy record certain revenues and expenses differently in their respective consolidated financial statements. To make the unaudited pro forma financial information consistent, we have reclassified certain of PennzEnergy's balances to conform to Devon's financial presentation. The following tables present PennzEnergy's balances as presented in its historical financial statements and the reclassified balances which are included in the accompanying unaudited pro forma statements of operations.

   Securities and Exchange Commission rules regarding pro forma presentation require that the pro forma statements of operations disclose income or loss from continuing operations. As shown in the tables below, PennzEnergy's historical results for the year 1998 included a loss from discontinued operations and extraordinary items that are not included in the reclassified balances presented in the accompanying unaudited pro forma statement of operations for 1998.

                      December 31, 1998 and March 31, 1999


   In addition to the reclassifications shown below for the unaudited pro forma statements of operations, a reclassification has been made to PennzEnergy's historical balance sheet for the accompanying unaudited pro forma balance sheet as of March 31, 1999. PennzEnergy had $40.9 million classified as minority interest in its March 31, 1999, historical consolidated balance sheet. To conform to Devon's presentation, this amount is included as other long-term liabilities in the accompanying unaudited pro forma balance sheet.

                                Year Ended December 31, 1998            Three Months Ended March 31, 1999
                         ------------------------------------------ ------------------------------------------
                                                       PennzEnergy                                PennzEnergy
                         PennzEnergy                    Historical  PennzEnergy                    Historical
                         Historical  Reclassifications Reclassified Historical  Reclassifications Reclassified
                         ----------- ----------------- ------------ ----------- ----------------- ------------
                                                              (Unaudited)
                                                            (In Thousands)
Revenues:
 Net sales..............  $ 550,899      $(550,899)      $     --    $115,313       $(115,313)      $     --
 Oil sales..............         --        159,294        159,294          --          37,001         37,001
 Gas sales..............         --        344,594        344,594          --          69,428         69,428
 NGL sales..............         --         47,011         47,011          --           8,884          8,884
 Investment and other
  income................    286,468             --        286,468      11,163              --         11,163
                          ---------      ---------       --------    --------       ---------       --------
   Total revenues.......    837,367             --        837,367     126,476              --        126,476
                          ---------      ---------       --------    --------       ---------       --------
Costs and expenses:
 Lease operating
  expenses..............    217,194        (35,939)       181,255      46,643          (7,727)        38,916
 Production taxes.......         --         14,232         14,232          --           2,968          2,968
 General and
  administrative
  expenses..............     52,228         73,896        126,124       8,972          15,671         24,643
 Depreciation,
  depletion and
  amortization..........    208,009             --        208,009      68,141              --         68,141
 Impairment of long-
  lived assets..........     74,739             --         74,739          --              --             --
 Exploration expenses...    161,615        (21,645)       139,970      13,118          (4,011)         9,107
 Taxes, other than
  income................     30,544        (30,544)            --       6,901          (6,901)            --
 Interest charges,
  net...................    156,272             --        156,272      30,560              --         30,560
                          ---------      ---------       --------    --------       ---------       --------
   Total costs and
    expenses............    900,601             --        900,601     174,335              --        174,335
                          ---------      ---------       --------    --------       ---------       --------
Loss from continuing
 operations before
 income tax.............    (63,234)            --        (63,234)    (47,859)             --        (47,859)
Income tax benefit......    (17,768)            --        (17,768)    (19,114)             --        (19,114)
                          ---------      ---------       --------    --------       ---------       --------
Loss from continuing
 operations.............  $ (45,466)     $      --       $(45,466)   $(28,745)      $      --       $(28,745)
                                         =========       ========                   =========       ========
Loss from discontinued
 operations.............     (3,246)                                       --
                          ---------                                  --------
Loss before
 extraordinary items....    (48,712)                                  (28,745)
Extraordinary items.....   (206,963)                                       --
                          ---------                                  --------
Net loss................   (255,675)                                  (28,745)
Preferred stock
 dividends..............      5,625                                     2,434
                          ---------                                  --------
Net loss available to
 common shareholders....  $(261,300)                                 $(31,179)
                          =========                                  ========

                    PROPERTIES OF NEW DEVON AFTER THE MERGER

   The following table shows the total proved reserves of New Devon on a pro forma basis as of December 31, 1998:

                                   Proved Reserves as of December 31, 1998
                         ------------------------------------------------------------
                                                                                10%
                                                                10% Present   Present
Primary Operating Areas    Devon   PennzEnergy New Devon MBoe%     Value      Value %
-----------------------  --------- ----------- --------- ----- -------------- -------
                                                               (In Thousands)
North America--MBoe
 Western Canadian
  Sedimentary Basin.....   143,908        --     143,908   22%   $  462,921      22%
 Permian Basin..........    53,375    61,351     114,726   17%      292,951      14%
 Rocky Mountain
  Region................    78,973    23,677     102,650   16%      355,902      17%
 Gulf Coast/East Texas
  Region................     1,800    86,927      88,727   13%      390,560      19%
 Offshore Gulf of
  Mexico................        --    78,674      78,674   12%      339,995      16%
 Other U.S..............    21,295    16,477      37,772    6%      107,583       5%
                         ---------   -------   ---------  ---    ----------     ---
Total--North America....   299,351   267,106     566,457   86%    1,949,912      93%
                         ---------   -------   ---------  ---    ----------     ---

International--MBoe
 Azerbaijan.............        --    76,082      76,082   11%      135,867       7%
 Other International....        --    17,557      17,557    3%        1,887       0%
                         ---------   -------   ---------  ---    ----------     ---
Total International.....        --    93,639      93,639   14%      137,754       7%
                         ---------   -------   ---------  ---    ----------     ---
Total North America and
 International..........   299,351   360,745     660,096  100%   $2,087,666     100%
                         =========   =======   =========  ===    ==========     ===
Oil--MBbls
 U.S....................    44,451    95,969     140,420   21%
 Western Canadian
  Sedimentary Basin.....    39,006        --      39,006    6%
 Azerbaijan.............        --    76,082      76,082   11%
 Other International....        --    17,180      17,180    3%
                         ---------   -------   ---------  ---
   Total................    83,457   189,231     272,688   41%
                         =========   =======   =========  ===
Gas--MMcf
 U.S....................   596,987   849,368   1,446,355   37%
 Western Canadian
  Sedimentary Basin.....   601,907        --     601,907   15%
 Other International....        --     2,266       2,266    0%
                         ---------   -------   ---------  ---
   Total................ 1,198,894   851,634   2,050,528   52%
                         =========   =======   =========  ===
NGLs--MBbls
 U.S....................    11,494    29,575      41,069    6%
 Western Canadian
  Sedimentary Basin.....     4,585        --       4,585    1%
                         ---------   -------   ---------  ---
   Total................    16,079    29,575      45,654    7%
                         =========   =======   =========  ===
Total--MBoe.............   299,351   360,745     660,096  100%
                         =========   =======   =========  ===

Primary Operating Areas--North America

   New Devon's North American property base will be concentrated in five primary operating areas: the Western Canadian Sedimentary Basin, which encompasses portions of British Columbia, Alberta, Saskatchewan and Manitoba; the Permian Basin of southeastern New Mexico and west Texas; the Rocky Mountain Region, which spans from northeast Wyoming to northwest New Mexico; the offshore Gulf of Mexico; and the Gulf Coast/East Texas Region in portions of Texas and Louisiana.

Western Canadian Sedimentary Basin

   New Devon's single largest reserve position will be in the Western Canadian Sedimentary Basin with proved reserves of 143.9 million barrels of oil equivalent, or 22% of the total company on a pro forma basis as of December 31, 1998. This basin is a large geologic feature encompassing portions of British Columbia, Alberta, Saskatchewan and Manitoba. This basin feature forms of wedge-shaped depression that tapers from a maximum thickness of 17,000 feet on the western and southern margins to a zero edge along the northeast.

New Devon's properties in this basin will range from shallow oil and natural gas production in Northern Alberta to deep, long-lived gas reservoirs in the Foothills area near the Alberta/British Columbia border. In addition, approximately 2.2 million net acres of undeveloped leasehold in the Western Canadian Sedimentary Basin should continue to provide New Devon with numerous exploration and development opportunities.

Permian Basin

   This region encompasses approximately 66,000 square miles in southeastern New Mexico and West Texas and contains more than 500 major oil and gas fields. Since 1987, several significant acquisitions of properties by Devon in the Permian Basin have established prospective acreage in areas in which leasehold positions could not otherwise be obtained. The Permian Basin will represent one of New Devon's largest reserve positions with total reserves of 114.7 million barrels of oil equivalent, or 17% of the total company on a pro forma basis as of December 31, 1998. In addition, several hundred thousand acres of undeveloped leasehold should continue to provide New Devon with numerous exploration and development opportunities in the Permian Basin.

Rocky Mountain Region

   The Rocky Mountain Region includes oil and gas producing basins that are grouped together because of their geographic location rather than their geological characteristics. The region generally encompasses all or portions of the states of Colorado, Montana, New Mexico, North Dakota, Utah and Wyoming. New Devon's properties will be primarily located in the San Juan Basin in northwest New Mexico, the Raton Basin in northeast New Mexico and southeast Colorado, and the Big Horn and Powder River basins in northeast Wyoming. The Rocky Mountain Region will represent one of New Devon's largest reserve areas with 102.7 million barrels of oil equivalent, or 16% of the total company on a pro forma basis as of December 31, 1998. New Devon will also have over one million acres of net undeveloped leasehold in the Rocky Mountain Region.

   New Devon's single largest natural gas reserve position in the Rocky Mountain Region will relate to its interests in two federal units in the San Juan Basin. The San Juan Basin is a densely drilled area covering 3,700 square miles. It has been historically considered the second largest gas producing basin in the United States. Prior to 1990, the basin's gas production primarily came from conventional sandstone formations at a depth of about 5,500 feet. However, in the early 1980's, development of the shallower Fruitland coal formation began. Coal seam gas production has increased total production so significantly that the San Juan Basin could be considered the largest gas producing basin in the United States.

   New Devon's coal seam expertise will also play an important role in both the Powder River and Raton basins. These basins, which are less developed than the San Juan Basin, have become two of the more active domestic onshore exploration areas in the United States. During the next five years, New Devon plans to drill several thousand coalbed methane wells in the Powder River and Raton Basins which could, in aggregate, add proved natural gas reserves in excess of two trillion cubic feet. Peak production for the Powder River Basin is anticipated for 2003, while peak production in the Raton Basin is estimated for 2004 to 2006. Additionally, New Devon anticipates initial operation of a 126-mile gas gathering system servicing the Powder River Basin in the fourth quarter of 1999. When it is fully developed in 2001, this system will have an estimated capacity of 450 million cubic feet of gas per day and will have access to multiple interstate pipelines.

Gulf Coast/East Texas Region

   New Devon's interest in the Gulf Coast/East Texas Region consists of over 465,000 net acres in portions of the states of Texas and Louisiana and includes both oil and gas producing zones. On a pro forma basis as of December 31, 1998, New Devon's Gulf Coast/East Texas reserves were 88.7 million barrels of oil equivalent, or 13% of the total company. In south Texas, where exploration by the oil and gas industry is accelerating, 3-D seismic data covers New Devon's major acreage positions underlain by Charco Lobo, the Middle Wilcox and the Frio-Vicksburg formations.

Offshore Gulf of Mexico

   New Devon will be one of the ten largest producers on the shelf in the Offshore Gulf of Mexico with operations on 75 blocks. On a pro forma basis as of December 31, 1998, proved reserves in the Gulf totaled 78.7 million barrels of oil equivalent, or 12% of the total company. New Devon will operate more than 40 fields and 80 platforms on the central and western shelf. New Devon also will hold interests in another 98 exploratory blocks, 39 of which are deepwater. Of the 39 deepwater blocks, two blocks are in production and two blocks are undergoing development. New Devon will conduct both shallow and deepwater exploration and development drilling in the Gulf of Mexico.

Primary Operating Areas--International

   New Devon's property base outside North America will include approximately 94 million barrels of oil equivalent reserves or 14% of the total company on a pro forma basis as of December 31, 1998. New Devon will also have 10.5 million net undeveloped acres outside of North America. While New Devon's international operations will be focused primarily in Azerbaijan, New Devon will also have interests in Venezuela, Brazil, Egypt, Qatar and Australia.

Azerbaijan

   Most of New Devon's proved reserves that lie outside North America will be in Azerbaijan. On a pro forma basis as of December 31, 1998, proved reserves in Azerbaijan totaled 76.1 million barrels of oil equivalent, or 11% of the total company. New Devon's properties in Azerbaijan will be located in the Caspian Basin, which is considered home to some of the world's last known major undeveloped hydrocarbon reserves. New Devon will hold a 4.8% carried interest in the Azeri-Chirag-Gunashli joint development area, which is estimated to contain five billion barrels of crude oil. Peak production for Azerbaijan is estimated sometime between 2005 and 2008.

Developed and Undeveloped Acreage

   The following table sets forth New Devon's developed and undeveloped oil and gas lease and mineral acreage on a pro forma basis as of December 31, 1998. Gross acres are the total number of acres in which New Devon will own a working interest. Net refers to gross acres multiplied by New Devon's fractional working interests therein.

                                                       Developed   Undeveloped
                                                      ----------- -------------
                                                      Gross  Net  Gross   Net
                                                      ----- ----- ------ ------
                                                       (In Thousands of Acres)
      United States--Onshore......................... 2,815 1,583  3,049  1,789
      United States--Offshore........................   328   204    532    384
      Canada......................................... 1,120   584  2,995  2,175
      Australia......................................    --    --    679    271
      Azerbaijan.....................................    10    --    202     39
      Egypt..........................................    --    --  9,111  8,842
      Qatar..........................................    --    --    519    389
      Venezuela......................................    23    12  1,434  1,004
                                                      ----- ----- ------ ------
        Total........................................ 4,296 2,383 18,521 14,893
                                                      ===== ===== ====== ======

         DIRECTORS AND EXECUTIVE OFFICERS OF NEW DEVON AFTER THE MERGER

Directors

   The New Devon certificate of incorporation classifies the New Devon board into three classes having staggered terms of three years each. The number of directors will be fixed from time to time by resolution of the New Devon board. The New Devon board is currently set at four members. Upon completion of the merger, we expect the New Devon board will be set at fourteen members, initially consisting of the following:

                                                     Current Board Expiration of
      Name                                       Age  Membership    First Term
      ----                                       --- ------------- -------------
      Thomas F. Ferguson(1).....................  63 Devon             2001
      David M. Gavrin(2)........................  64 Devon             2001
      Michael E. Gellert(3).....................  68 Devon             2002
      John A. Hagg..............................  51 Devon             2000
      Henry R. Hamman...........................  61 PennzEnergy       2000
      William J. Johnson(4).....................  62      --           2002
      Michael M. Kanovsky.......................  50 Devon             2002
      Robert A. Mosbacher, Jr...................  48 PennzEnergy       2002
      J. Larry Nichols..........................  57 Devon             2000
      James L. Pate(5)..........................  63 PennzEnergy       2002
      H.R. Sanders, Jr..........................  67 Devon             2002
      Terry L. Savage...........................  54 PennzEnergy       2001
      Brent Scowcroft...........................  74 PennzEnergy       2001
      Robert B. Weaver..........................  60 PennzEnergy       2000

--------
(1) Chairman of the Audit Committee. The Audit Committee will also consist of one additional former Devon board member and one former PennzEnergy board member.
(2) Chairman of the Compensation and Stock Option Committee. The Compensation and Stock Option Committee will also consist of one additional former Devon board member and two former PennzEnergy board members.
(3) Chairman of the Nominating Committee. The Nominating Committee will also consist of one additional former Devon board member and two former PennzEnergy board members.
(4) Designated by PennzEnergy and mutually approved by PennzEnergy's chairman of the board and Devon's president. Mr. Johnson is a private consultant for the oil and gas industry and is President and a director of JonLoc Inc., an oil and gas company of which he and his family are the sole shareholders. He also serves as a director of Tesoro Petroleum and J. Ray McDermott, S.A. From 1991 to 1994, Mr. Johnson was President, Chief Operating Officer and a director of Apache Corporation.
(5) Chairman of the Board and Chairman of the Executive Committee. The Executive Committee will consist of Mr. Pate and Mr. Nichols.

   The New Devon certificate provides that until New Devon's annual stockholder meeting in 2000, (1) the initial directors of New Devon designated by Devon and their designated successors will nominate successors to and fill any vacancies in that Devon group of directors and (2) the initial directors of New Devon designated by PennzEnergy and their designated successors will nominate successors to and fill any vacancies in that PennzEnergy group of directors. One member of the PennzEnergy group of directors must be a person mutually agreed to by New Devon's chairman and president. The New Devon certificate provides that at and after the annual stockholder meeting in 2000, a majority of the whole board, will nominate successors and fill vacancies.

Executive Officers

   The New Devon board will elect executive officers of New Devon annually to serve in their respective capacities until their successors are duly elected and qualified or until their earlier resignation or removal. The following will initially serve as executive officers of New Devon:

                                                                       Current
                                                                       Company
      Name                 Age         Position in New Devon         Affiliation
      ----                 --- ------------------------------------- -----------
      J. Larry Nichols...   57 President and Chief Executive Officer    Devon
      J. Michael Lacey...   53 Vice President--Operations and
                                Exploration                             Devon
      Duke R. Ligon......   58 Vice President--General Counsel          Devon
      Darryl G. Smette...   52 Vice President--Marketing and
                                Administrative Planning                 Devon
      H. Allen Turner....   46 Vice President--Corporate
                                Development                             Devon
      William T. Vaughn..   52 Vice President--Finance                  Devon
      Danny J. Heatly....   43 Controller                               Devon
      Gary L. McGee......   50 Treasurer                                Devon
      Marian J. Moon.....   49 Secretary                                Devon

                              SELLING STOCKHOLDER

   This prospectus relates to 8,655,652 shares of Devon common stock plus up to an additional 1,298,348 shares solely to cover over-allotments, which may be delivered by Kerr-McGee, at its option, pursuant to the terms of the exchangeable notes that are being offered by Kerr-McGee pursuant to the Kerr-McGee prospectus and prospectus supplement. These shares of Devon common stock are owned by Kerr-McGee. Assuming Kerr-McGee does not exercise its option to redeem any portion of the exchangeable notes with cash and delivers all 9,954,000 shares of Devon common stock pursuant to the terms of the exchangeable notes, Kerr-McGee will thereafter own no shares of Devon common stock.

                              PLAN OF DISTRIBUTION

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, Kerr-McGee has agreed to sell to the underwriters for this offering, and the underwriters have severally agreed to purchase, the number of DECS set forth opposite the name of such underwriters below:

                                                                      Number of
   Underwriter                                                           DECS
   -----------                                                        ----------
   Salomon Smith Barney Inc. ........................................
   Credit Suisse First Boston Corporation............................
   ABN AMRO Incorporated.............................................
   Lehman Brothers Inc. .............................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................
                                                                      ----------
     Total...........................................................
                                                                      ==========

   The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, ABN AMRO Incorporated, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have advised us that they propose to offer some of the DECS directly to the public initially at the public offering price set forth on the cover page of DECS prospectus supplement and some of the DECS to certain securities dealers at a
discount from the public offering price of up to $   per DECS. Any such
securities dealers may resell any DECS purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to $ per DECS. If all of the DECS are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

   We have agreed not to offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any shares of common stock or any securities convertible into, or exchangeable for, or warrants to acquire shares of common stock (other than the shares sold in connection with the offering of the DECS) or announce an intention to effect any such transaction, on or prior to the lockup termination date (as described below) without the prior written consent of Salomon Smith Barney Inc., which consent will not be unreasonably withheld; provided, however, that

  . we may publicly announce and discuss our intention to offer up to $500 million of shares of Devon stock or securities convertible into, or exchangeable for, or warrants to acquire shares of such stock and register and offer such securities;

  . we may issue shares of Devon common stock to (1) shareholders of PennzEnergy in the merger and (2) shareholders of Devon in the proposed merger of Devon Oklahoma Corporation, an Oklahoma corporation, with Devon in connection with the merger;

  . we or any of our affiliates may offer shares of capital stock, or any securities convertible into, or exchangeable for, or warrants to acquire shares of such capital stock, to any owner of any business or assets acquired or proposed to be acquired by us or any of our affiliates as consideration for any such acquisition or proposed acquisition. However, the securities issued for non-cash consideration will not exceed $250 million and, together with any securities issued for cash, will not exceed $500 million prior to the lockup termination date;

  . we may issue shares of common stock in connection with any exchange of Northstar exchangeable shares; and

  . Devon, PennzEnergy or any of their respective affiliates may issue shares of capital stock pursuant to (1) any stock option plan, equity-incentive plan, stock purchase plan or dividend reinvestment plan existing as of July 14, 1999, or as contemplated by the merger agreement with PennzEnergy, or (2) any security convertible into or exercisable or exchangeable for any such capital stock outstanding as of July 14, 1999.

   The "lockup termination date" shall be the earlier of (1) the 45th day after the date of the underwriting agreement or (2) if the registration statement filed with respect to the Devon common stock offered by this prospectus is declared effective by the Securities and Exchange Commission on or prior to August 2, 1999, September 6, 1999, or (3) if, at Kerr-McGee's request, we do not (a) file such registration statement with the Securities and Exchange Commission on or prior to July 16, 1999, or (b) on or prior to July 22, 1999, request the Securities and Exchange Commission to declare effective such registration statement, on September 6, 1999.

   Kerr-McGee has agreed not to offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or our affiliates or any person in privity with us or any of our affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, any debt securities issued or guaranteed by us or publicly announce an intention to effect any such transaction, for a period of 7 days after the date of the underwriting agreement without the prior written consent of Salomon Smith Barney Inc. If the underwriters give any such consent, it would not necessarily be preceded or followed by a public announcement of consent.

   Kerr-McGee has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,298,348 DECS from Kerr-McGee, at the same price per DECS as the initial DECS purchased by the underwriters. The underwriters may exercise such option only for the purpose of covering over-allotments, if any, in connection with the DECS offering. If this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional DECS approximately proportionate to such underwriter's initial purchase commitment.

   The DECS will be a new issue of securities with no established trading market. Application has been made to list the DECS on the New York Stock Exchange and the underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the underwriters are not obligated to do so and may discontinue any market-making at any time in their sole discretion without notice. Accordingly, the underwriters cannot assure the liquidity of the market for DECS.

   In connection with this offering of DECS and Devon common stock, Salomon Smith Barney Inc. on behalf of the underwriters may purchase and sell DECS and Devon common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of DECS than they are required to purchase from us, and in such case the underwriters may purchase DECS in the open market following completion of the offering to cover all or a portion of their short position. The underwriters may also cover all or a portion of such short position in the DECS, up to 1,298,348 DECS, by exercising the underwriters' over-allotment option referred to above. Stabilizing transactions consist of certain bids or purchases made for the practice of preventing or retarding a decline in the market price of the DECS or the Devon common stock while this offering is in progress. In addition, the underwriters may impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased DECS sold by or for the account of that underwriter in stabilizing or short-covering transactions. Any of the activities by the underwriters described in this paragraph may stabilize, maintain or otherwise affect the market price of the DECS or the Devon common stock. As a result, the price of the DECS or the Devon common stock may be higher than the price that otherwise might exist in the open market. The underwriters may effect these transactions on the American Stock Exchange, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time.

   At Kerr-McGee's option, when the DECS mature, Kerr-McGee may deliver shares of Devon common stock pursuant to the terms of the DECS. For a description of the terms of such exchange, see this prospectus and prospectus supplement of Kerr-McGee to which this prospectus is attached.

   The underwriting agreement provides that we and Kerr-McGee will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of such liabilities.

   In the ordinary course of their respective businesses, certain of the underwriters and their affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with us, Kerr-McGee and our respective affiliates, for which the underwriters and their affiliates have receive or may receive customary compensation.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for us by McAfee & Taft A Professional Corporation. Certain legal matters will be passed upon for the underwriters by Cleary, Gottleib, Steen & Hamilton.

                                    EXPERTS

   The consolidated financial statements of Devon as of and for each of the years ended December 31, 1998, 1997 and 1996 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and Deloitte & Touche LLP and PricewaterhouseCoopers LLP, chartered accountants, incorporated by reference in this document, and upon the authority of said firms as experts in accounting and auditing.

   The consolidated financial statements of PennzEnergy and its subsidiaries incorporated by reference in this registration statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

   Certain information with respect to our oil and gas reserves derived from the reports of LaRoche Petroleum Consultants, Ltd., AMH Group Ltd., Paddock Lindstrom & Associates Ltd. and John P. Hunter & Associates, Ltd., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firms as experts with respect to matters covered by such reports and in giving such reports.

   Certain information with respect to PennzEnergy's oil and gas reserves derived from the report of Ryder Scott Company, L.P., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to matters covered by such report and in giving such report.

                      WHERE YOU CAN FIND MORE INFORMATION

   Devon files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

   We filed with the SEC a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we or PennzEnergy have previously filed with the SEC. These documents contain important information about our companies and their finances.

      Devon SEC Filings
      (File No. 001-10067)                  Period
      ------------------------------------  -----------------------------------
      Annual Report on Form 10-K            Year ended December 31, 1998
      Quarterly Report on Form 10-Q         Quarter ended March 31, 1999
      Current Report on Form 8-K/A          Filed on February 2, 1999
      Current Report on Form 8-K            Filed on February 8, 1999
      Current Report on Form 8-K            Filed on February 22, 1999
      Proxy Statement on Schedule 14A       Filed on April 9, 1999
      Current Report on Form 8-K            Filed on April 28, 1999
      Current Report on Form 8-K            Filed on May 21, 1999
      Current Report on Form 8-K            Filed on June 1, 1999
      Proxy Statement on Schedule 14A       Filed on July 16, 1999
      PennzEnergy SEC Filings
      (File No. 001-05591)                  Period
      ------------------------------------  -----------------------------------
      Part II, Item 8. "Financial
       Statements and Supplementary Data"
       of the Annual Report on Form 10-K    Fiscal year ended December 31, 1998
      Part I, Item 1. "Financial
       Statements" of the Quarterly Report
       on Form 10-Q                         Quarter ended March 31, 1999
      Proxy Statement on Schedule 14A       Filed on March 25, 1999

   We are also incorporating by reference additional documents that we file with the SEC between the date of this prospectus and the termination of the offering.

   Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing, by e-mail or by telephone from us at the following address:

     Devon Energy Corporation
     20 North Broadway, Suite 1500
     Oklahoma City, Oklahoma 73102-8260
     Attention: Corporate Secretary
     Tel: (405) 235-3611
     moonm@dvn.com

   You can also get more information by visiting Devon's web site at "http://www.devonenergy.com". Web site materials are not part of this prospectus.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

   Devon has made forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to it.

   Statements and calculations concerning oil and gas reserves and their present value also may be deemed to be forward-looking statements in that they reflect the determination, based on estimates and assumptions, that oil and gas reserves may be profitably exploited in the future. When used or referred to in this document, these forward-looking statements may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" or similar expressions, or statements that certain events or conditions "will" or "may" occur.

   Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document.

                        COMMONLY USED OIL AND GAS TERMS

   "Bbl" means barrel.

   "Bbl/d" means Bbl per day.

   "Bcf" means billion cubic feet.

   "Boe" means equivalent barrels of oil, calculated by converting gas to equivalent Bbls. The U.S. convention for this conversion is six Mcf equals one Boe.

   "Boe/d" means Boe per day.

   "Cash margin" means total revenues less cash expenses. Cash expenses are all expenses other than the non-cash expenses of depreciation, depletion and amortization, deferred effect of changes in foreign currency exchange rate on subsidiary's long-term debt, reduction of carrying value of oil and gas properties and deferred income tax expense.

   "MBbls" means thousand barrels.

   "MBoe" means thousand Boe.

   "Mcf" means thousand cubic feet.

   "Mcfe" means thousand equivalent cubic feet of gas, calculated by converting oil and NGLs to equivalent Mcf. The U.S. convention for this conversion is one-sixth Bbl equals one Mcfe.

   "MMBbls" means million barrels.

   "MMBoe" means million Boe.

   "MMBtu" means million British thermal units, a measure of heating value.

   "MMcf" means million cubic feet.

   "MMcf/d" means MMcf per day.

   "Modified EBITDA" means earnings before interest (including deferred effect of changes in foreign currency exchange rate on subsidiary's long-term debt, and distributions on preferred securities of subsidiary trust), taxes, depreciation, depletion and amortization and reduction of carrying value of oil and gas properties.

   "NGL" means natural gas liquids.

   "Oil" includes crude oil and condensate.

   "SEC 10% present value" is the pre-tax present value of future net cash flows from proved reserves, discounted at 10% per year. Oil, gas and NGL prices used to calculate future revenues are based on year-end prices held constant, except where fixed and determinable price changes are provided by contractual arrangements. Future development and production costs are also based on year-end costs and assume the continuation of existing economic conditions.

   "Standardized measure of discounted future net cash flows" is the SEC 10% present value defined above, less applicable income taxes.

   "Tcf" means trillion cubic feet.

                     [LOGO OF DEVON ENERGY APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following is a statement of estimated expenses incurred by Devon in connection with the shares of common stock being registered hereby. Devon will pay for the fees and expenses of the offering of the shares of common stock offered hereby.

SEC Registration Fee................................................. $101,609*
Legal Fees and Expenses..............................................  125,000
Printing and Engraving Expenses......................................   90,000*
Accounting Fees and Expenses.........................................   15,000
Transfer Agent and Registrar Fees and Expenses.......................       --
Blue Sky Fees and Expenses (including legal fees)....................       --*
Miscellaneous........................................................   10,000
                                                                      --------
  Total.............................................................. $341,609
                                                                      ========

--------
* Under the terms of the Registration Rights Agreement between Devon and Kerr-McGee dated as of December 31, 1996, Kerr-McGee is responsible for the payment of these items.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Oklahoma General Corporation Act (the "OGCA"), under which Devon is incorporated, permits indemnification against expenses, including attorneys' fees, actually and reasonably incurred by a director, officer or agent of a corporation in connection with the defense of any action, suit or proceeding in which such a person is a party by reason of such person being or having been a director, employee or agent of the corporation, or of any corporation, partnership, joint venture, trust or other enterprise in which he served as such at the request of the corporation, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and provided further (if the threatened, pending or completed action or suit is by or in the right of the corporation) that he shall not have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation (unless the court determines that indemnity would nevertheless be proper under the circumstances). Article Ninth of Registrant's Certificate of Incorporation, provides for the elimination of directors' liability for monetary damages for a breach of certain fiduciary duties and for indemnification of directors, officers, employees or agents of Devon as permitted by the OGCA. These provisions cannot be amended without the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote. Under Devon's Certificate of Incorporation, even though Devon's directors stand in a fiduciary relation to Devon, they are not liable to stockholders of Devon for damages for breach of any such fiduciary duty, except that a director will be personally liable for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) the payment of dividends or redemption or purchase of stock in violation of the OGCA, (iii) any breach of the duty of loyalty to Devon or its stockholders or (iv) any transaction from which the director derived an improper personal benefit. Article Thirteenth of Devon's Certificate of Incorporation, also provides for indemnification of Devon's directors and officers. Such Article also permits Devon to purchase and maintain insurance on behalf of Devon's directors and officers against any liability arising out of their status as such, whether or not Registrant would have the power to indemnify such directors and officers against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS

 Exhibit No.                              Document
 -----------                              --------
     1.1     Form of Underwriting Agreement.*
     2.1     Amended and Restated Agreement and Plan of Merger among
             Registrant, Devon Delaware Corporation, Devon Oklahoma Corporation
             and PennzEnergy Company dated as of May 19, 1999 (incorporated by reference to Exhibit 2 to Registrant's Form S-4 filed on July 15,
             1999).
     3.1     Registrant's Amended and Restated Certificate of Incorporation
             (incorporated by reference to Exhibit 3 to Registrant's Form 8-K dated as of December 11, 1998).
     3.2     Registrant's By-laws (incorporated by reference to Exhibit 3.2 to
             Registrant's Registration Statement on Form 8-B filed on June 7,
             1995).
     5.1     Opinion of McAfee & Taft A Professional Corporation
    23.1     Consent of KPMG LLP.
    23.2     Consent of Deloitte & Touche LLP.
    23.3     Consent of PricewaterhouseCoopers LLP.
    23.4     Consent of Arthur Andersen LLP
    23.5     Consent of LaRoche Petroleum Consultants, Ltd.
    23.6     Consent of AMH Group Ltd.
    23.7     Consent of Paddock Lindstrom & Associates Ltd.
    23.8     Consent of John P. Hunter & Associates, Ltd.
    23.9     Consent of Ryder Scott Company, L.P.
    23.10    Consent of McAfee & Taft A Professional Corporation (contained in its opinion in Exhibit 5.1)
    24.1     Power of Attorney.

--------
*  To be filed by amendment.

ITEM 17. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes

     (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offer of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on the 15th day of July, 1999.

                                         DEVON ENERGY CORPORATION

                                                  /s/ J. Larry Nichols
                                         By: __________________________________
                                            J. Larry Nichols
                                            President and Chief Executive
                                            Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 15, 1999.


             Signature                     Title

   /s/   John W. Nichols            Chairman of the Board
----------------------------------   and Director
         John W. Nichols

   /s/   J. Larry Nichols           President,
----------------------------------   Chief Executive
         J. Larry Nichols            Officer and Director

   /s/  William T. Vaughn           Vice President Finance
----------------------------------
        William T. Vaughn

   /s/   Danny J. Heatly            Controller
----------------------------------
         Danny J. Heatly

   /s/  Thomas F. Ferguson          Director
----------------------------------
        Thomas F. Ferguson

   /s/     John A. Hagg             Director
----------------------------------
           John A. Hagg

   /s/   David M. Gavrin            Director
----------------------------------
         David M. Gavrin

   /s/ Michael M. Kanovsky          Director
----------------------------------
       Michael M. Kanovsky

   /s/  Michael E. Gellert          Director
----------------------------------
        Michael E. Gellert

   /s/  H.R. Sanders, Jr.           Director
----------------------------------
        H.R. Sanders, Jr.

                                 EXHIBIT INDEX

  1.1  Form of Underwriting Agreement.*
  2.1  Amended and Restated Agreement and Plan of Merger among Registrant,
       Devon Delaware Corporation, Devon Oklahoma Corporation and PennzEnergy
       Company dated as of May 19, 1999 (incorporated by reference to Exhibit 2 to Registrant's Form S-4 filed on July 15, 1999).
  3.1  Registrant's Amended and Restated Certificate of Incorporation
       (incorporated by reference to Exhibit 3 to Registrant's Form 8-K dated as of December 11, 1998).
  3.2  Registrant's By-laws (incorporated by reference to Exhibit 3.2 to
       Registrant's Registration Statement on Form 8-B filed on June 7, 1995).
  5.1  Opinion of McAfee & Taft A Professional Corporation
 23.1  Consent of KPMG LLP.
 23.2  Consent of Deloitte & Touche LLP.
 23.3  Consent of PricewaterhouseCoopers LLP.
 23.4  Consent of Arthur Andersen LLP
 23.5  Consent of LaRoche Petroleum Consultants, Ltd.
 23.6  Consent of AMH Group Ltd.
 23.7  Consent of Paddock Lindstrom & Associates Ltd.
 23.8  Consent of John P. Hunter & Associates, Ltd.
 23.9  Consent of Ryder Scott Company, L.P.
 23.10 Consent of McAfee & Taft A Professional Corporation (contained in its opinion in Exhibit 5.1)
 24.1  Power of Attorney.

--------
* To be filed by amendment.